June 17, 2019

Leanne Fitzgerald
Vice President, Associate General Counsel and Assistant Secretary
Cerence LLC
1 Wayside Road
Burlington, MA 01803

       Re: Cerence LLC
           Draft Registration Statement on Form 10-12B
           Submitted May 21, 2019
           CIK No. 0001768267

Dear Ms. Fitzgerald:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10-12B submitted May 21, 2019

Business
Market Opportunities and Industry Trends, page 65

1. You indicate that autonomous driving is a key industry trend and cognitive assistance in the domain of trip planning will gradually and partially replace physical driving controls.
       Please clarify whether your products are currently used in autonomous driving systems.
Research, Development, and Intellectual Property, page 68

2. Please provide a brief description of how your intellectual property portfolio that you will take possession as part of the spin-off differs from the intellectual property that will be retained by Nuance. On pages 108 and 109, you refer to the Nuance intellectual property
 Leanne Fitzgerald
FirstName LastNameLeanne Fitzgerald
Cerence LLC
Comapany NameCerence LLC
June 17, 2019
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         as "related to the Business" of Cerence or its "field of use." Please provide more specificity as to range of intellectual property Cerence will receive, the intellectual property that Nuance will license to Cerence, and the intellectual property that are not part of intellectual property agreement.
3. To the extent there are any material restrictions as to the use of either your intellectual property or those from Nuance subject to the intellectual property agreement, please consider adding a risk factor to address such restrictions.
Key Metrics, page 70

4. Please advise whether the current management of the units that will comprise Cerence uses any key performance indicators to evaluate their business beyond the financial measures provided on page 72. For example, you referenced an installed base figure on page 64 and units to be shipped, renewals, and vehicle end users on page 61.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 74

5. Please explain the basis for your accounting classification treatment of acquired patent amortization included within cost of revenues whereas the amortization of other intangible assets, such as acquired customer relationships, trade names and trademarks, are included within operating expenses.
Future Liquidity, page 86

6. Please discuss the adequacy of the cash and cash equivalents that will be transferred to
         Cerence from Nuance at the close of the distribution.
Reorganization Transactions, page 104

7. Please provide a materially complete description of the reorganization transactions that must occur through the close of the distribution to Nuance stockholders of shares of
         Cerence. An illustration of the reorganization transactions and the spin-off may be useful to stockholders.
Exclusive Forum, page 113

8. Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
         Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the
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FirstName LastNameLeanne Fitzgerald
Cerence LLC
Comapany NameCerence LLC
June 17, 2019
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         provision applies to Securities Act claims, please revise to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.
Index to combined financial statements, page F-1

9. We note your Emerging Growth Company status where you have presented audited financial statements for the last two fiscal years. Furnish all financial statements required by Regulation S-X and the supplementary financial information required by Item 302 of
         Regulation S-K pursuant to Item 13 of Form 10. Please also refer to the Division of
         Corporation Finance Financial Reporting Manual 10220.1(d).
10.      Please update your financial statements in your next amendment to Form
10. Please refer
         to Rule 3-12(g) of Regulation S-X.
Notes to the Combined Financial Statements
Note 2. Basis of Presentation, page F-9

11. You disclose that the combined financial statements include the allocation of certain assets and liabilities that have historically been held at the Nuance corporate level by shared entities but which are specifically identifiable or allocable to the Cerence business.
          Regarding the allocations, revise to disclose more fully the allocation methods and assumptions used. For example, disclose the guidance, assumptions and methodology used to allocate Nuance goodwill Cerence. Please refer to SAB Topic 1.B.1 and specifically, with respect to the goodwill, ASC 350-20-35-45 and 46.
12. Tell us and disclose the rationale for not reflecting the Nuance allocable stock-based compensation in the Cerence Combined Statements of Operations while reflecting it in the net parent investment as you have disclosed on page F-10.
Note 3. Summary of Significant Accounting Policies
(c) Revenue recognition, page F-11

13. On page F-11, you state that you offer some of your products via a Software-as-a-
         Service model also known as a hosted model. In this type of arrangement, you are compensated in three ways: (1) fees for up-front set-up of the service environment and (2)
         fees charged for hosted service subscriptions. However, you only cited two ways in your disclosures. Please clarify or revise to denote the on-demand service subscription fees as item "(3)."
General

14. You disclose that Nuance may distribute at least 80.1% of the common stock of Cerence,
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Cerence LLC
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       Inc. to stockholders , but as much as 100% of the Cerence shares if you do not receive a private letter ruling from the IRS as to the tax free treatment of the spin-off prior to the distribution. You further indicate that Nuance may retain up to 18.5% ownership interest in Cerence, but will sell all of the shares to third parties so soon as reasonable practicable following the spin-off. Please clarify how you will disclose to investors whether the IRS private letter ruling has been received and the amount of shares that Nuance will retain.
       Further, if Nuance has discretion as to the amount of Cerence shares it will retain, please clarify how Nuance's management will decide on the appropriate amounts and its potential impact on the operations and financial condition for Cerence. For example, it is unclear whether the size of the amount of shares retained by Nuance will impact the
       Cerence dividend policy, the amount of cash transferred to Cerence as part of the spin-off, and the amounts of indebtedness to be incurred by Cerence.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Craig Wilson,
Senior Staff Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202)
551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                              Sincerely,

FirstName LastNameLeanne Fitzgerald                         Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameCerence LLC
                                                            and Services
June 17, 2019 Page 4
cc:       John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP
FirstName LastName